Harris Corporation NYSE:HRS M&A Call Monday, October 15, 2018 1:00 PM GMT COPYRIGHT © 2018 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved 1 spglobal.com/marketintelligence

Contents Table of Contents Call Participants .................................................................................. 3 Presentation .................................................................................. 4 Question and Answer .................................................................................. 8 COPYRIGHT © 2018 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved 2 spglobal.com/marketintelligence

HARRIS CORPORATION M&A CALL | OCT 15, 2018

Call Participants

EXECUTIVES

Christopher E. Kubasik - CEO & President

John H. Kim
VP of Investor & Analytics
L3 Technologies, Inc.

Rahul Ghai
Senior VP & CFO
Harris Corporation

William M. Brown
Chairman, President & CEO
Harris Corporation

ANALYSTS

Cai Von Rumohr
Cowen and Company, LLC, Research Division

Carter Copeland
Melius Research LLC

David Egon Strauss
Barclays Bank PLC, Research Division

Gautam J. Khanna
Cowen and Company, LLC, Research Division

Jonathan Phaff Raviv
Citigroup Inc, Research Division

Noah Poponak
Goldman Sachs Group Inc., Research Division

Peter J. Arment
Robert W. Baird & Co. Incorporated, Research Division

Robert Alan Stallard
Vertical Research Partners, LLC

Robert Michael Spingarn
Crédit Suisse AG, Research Division

Ronald Jay Epstein
BofA Merrill Lynch, Research Division

Seth Michael Seifman
JP Morgan Chase & Co, Research Division

Sheila Karin Kahyaoglu
Jefferies LLC, Research Division

Copyright © 2018 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.
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HARRIS CORPORATION M&A CALL | OCT 15, 2018 Presentation Operator Good morning, and welcome to L3 Technologies and Harris Corporation's conference call to discuss their merger of equals. Please note, this event is being recorded. I would like to turn the conference over to John Kim, Vice President of Investor Relations at L3. Go ahead, Mr. Kim. John H. Kim VP of Investor & Analytics Thank you, and good morning. I'd like to welcome everyone to our joint Harris Corporation and L3 Technologies conference call to discuss a merger of equals. With me from Harris are Bill Brown, Chairman and CEO; Rahul Ghai, CFO; Anurag Maheshwari, Vice President of Investor Relations; and from L3 are Chris Kubasik, Chairman and CEO; Ralph D'Ambrosio, CFO. After their formal remarks, management will be available to take your questions. Please note that during the call, management will make forward-looking statements and refer to non- GAAP financial measures. Please refer to the press release and presentation issued yesterday as well as each company's SEC filings for a more detailed description of factors that may cause actual results to differ materially from those anticipated. Please also note that this call is being simultaneously broadcast over the Internet. Now I would like to turn the call over to Bill. William M. Brown Chairman, President & CEO Well, thank you, John, and good morning, everyone. It's an exciting day for Harris and L3 and we appreciate you joining us on this call on short notice. Yesterday afternoon, Harris and L3 announced an all-stock merger of equals to create a leading global defense technology company. This transformative combination will bring together complimentary businesses with similar cultures and will increase our scale, broaden our technology base and expand our customer set in markets where we have decades of successful performance, generating significant value for our shareholders, customers and employees. Starting with Slide 3. This transaction represents the largest merger in the history of the defense industry and creates a top 10 global defense company with approximately 48,000 employees, including more than 22,000 engineers and with customers in more than 100 countries. The new company, L3 Harris Technologies, has a market cap of $34 billion and will have approximately $16 billion of revenue, $2.4 billion of EBIT and $1.9 billion of free cash flow in calendar year 2018. Combining Harris and L3 will result in a leading portfolio of differentiated technologies, mission-critical solutions and capabilities closely aligned with key customer priorities in support of the national defense strategy. The strong culture of innovation and a focus on operational excellence runs deep in both organizations, which gives us confidence that this merger will be successful in driving accelerated growth, margin expansion and robust free cash flow. Turning to Slide 4. Under the terms of the agreement, which has been unanimously approved by both boards, Harris shareholders will own 54% of the new company and L3 shareholders will own approximately 46%. L3 Harris Technologies will be headquartered in Melbourne, Florida and be led by a highly experienced and proven leadership team that reflects the combined strength and capabilities of both companies. Copyright © 2018 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence 4

HARRIS CORPORATION M&A CALL | OCT 15, 2018 Upon closing, the board will consist of 12 directors with equal representation from both Harris and L3. I will serve as Chairman of the Board and Chief Executive Officer and Chris will serve as Vice Chair and Chief Operating Officer for the first 2 years following the close of the transaction. In the third year, I will transition to Executive Chairman remaining focused on integration and other related activities and Chris will assume the CEO role. Additional senior leadership positions will be named at a later date, reflecting the best of the best from both companies. The integration of the 2 companies is expected to generate approximately $500 million of annual pretax cost synergies in year 3, approximately $300 million net of cost savings returned to customers increasing pro forma margins by 200 basis points. We expect robust free cash generation over the next 3 years and anticipate returning significant cash to shareholders through a dividend policy consistent with current practices at both companies and share repurchases, including up to $2 billion within the first 12 months post closing. This transaction is subject to customary regulatory and shareholder approvals with an unexpected close by mid-calendar year 2019. We anticipate financial reporting on a calendar year basis starting January 1, 2020. Now turning to Slide 5. This highly strategic combination creates a company with greater scale and a well-balanced portfolio of complementary businesses that will strengthen our capabilities across multiple domains: air, maritime, land, space and cyber. Bringing together our 2 engineering and technology- focused companies will accelerate our ability to innovate and create solutions to solve our customers' toughest, mission-critical challenges in a cost-competitive and affordable way. Both L3 and Harris have demonstrated a common philosophy around operational excellence and margin expansion through the HPX and L365 programs, which we'll leverage to integrate the 2 companies. And our broader scale, combined with a broader mix of businesses, will provide us with portfolio-shaping optionality down the road. Finally, the financial aspects of this transaction are very compelling. It will be immediately accretive on a cash basis in year 1 and result in a combined business with a strong balance sheet and robust free cash flow that will be deployed through a disciplined, balanced and shareholder-friendly capital allocation strategy. In short, we're excited about this transformational merger of equals and what it means for our combined business and our stakeholders. Chris and I have known each other for several years and have developed a great working relationship with strong personal rapport and mutual respect. I've enjoyed working closely with him and his excellent team throughout this process, some of whom I've known for several years, and I'm confident that we can bring this company together as one. And with that, let me turn it over to Chris. Christopher E. Kubasik - CEO & President Thank you, Bill. This is truly an exciting time and I believe this combination is a win-win for both of our companies. As Bill and I have worked closely together over the last few months, it's become clear that this partnership brings together 2 leaders with a shared operating philosophy. There's a lot of hard work to do and I look forward to working closely with Bill to make this new company a success. Let's turn to Slide 6. Last December, I shared with you L3's vision of becoming a nontraditional 6th Prime. Nontraditional, meaning we want to be more agile, innovative and affordable with greater speed to market; and prime, meaning expanding our sales directly to our end-user customers while providing better solutions for our industry partners. This merger establishes us as the 6th Prime with a well- balanced portfolio of enduring missions and programs, serving customers in every region of the world. The combined company will have more than 85% of its revenues derived from U.S. and international government customers with the majority being defense-related products and solutions. More than 2/3 of the combined companies' revenue will be direct from our end-user customers and over 70% of our programs will be firm fixed-price contracts. Copyright © 2018 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence 5

HARRIS CORPORATION M&A CALL | OCT 15, 2018 Slide 7 shows the strength and diversity of the combined portfolio across multiple domains. In air, both companies have strong avionics and electronic warfare capabilities for both legacy platforms such as the F-16 and F-18, as well as in next-generation platforms, including the F-35. L3 has prime contract positions in ISR, including Rivet Joint, Compass Call and Guardrail, as well as leading secure communication positions on many of the nation's premier UAV platforms. In the maritime domain, the new company will have key technologies in sensors and propulsion and power system on both surface and subsurface platforms. Together, with our UUV investment, we are well positioned to serve naval modernization programs. On land, Harris' leading global tactical communications franchise will be complemented by L3 franchises in SATCOM, secure data links, cyber intelligence and optical communications. This will enable the combined companies to develop more complex, multi-domain communication solutions. In space and cyber, Harris has a long legacy in national-level space system and has recently expanded into adjacencies such as small satellites. L3 brings capabilities in optics, signal intelligence and data links that can be leveraged to provide more integrated capabilities in this increasingly contested domain. Lastly, both companies have leading commercial aviation franchise: Harris in air traffic management where they are a leading supplier to the FAA's next-generation air traffic management system; and L3, in airport security, pilot training and avionics. Driven by the growth in global passenger traffic and rising infrastructure needs, these businesses are well positioned to grow for many years to come. Both companies share a focus on technologies and a commitment to innovation. On Slide 8, you can see that this transaction brings together 2 organizations with engineering-focused workforces and industry- leading R&D, which will accelerate our ability to innovate, develop and more rapidly bring to market next- generation technologies. L3 Harris Technologies will have over 22,000 engineers and cleared personnel. This workforce can be leveraged to solve our customers' most complex, sensitive and mission-critical needs as we identify best practices across both organizations. Our future investments in innovation will be focused in areas supporting key technology imperatives, including electronic warfare, unmanned systems, directed energy and protected communications. On Slide 9, we will seek many avenues to drive additional growth. By leveraging our franchises in communications, ISR and space, we can expand our leadership position and accelerate growth into multi- domain solutions, sector superiority and resilience-based solutions. With the scale and capabilities of a $16 billion company, we can invest more and deepen our customer relationships internationally where, together, we do business in over 100 countries. Additionally, there are a number of pull-through opportunities including ISR and space where we can leverage our Prime platform to drive additional electronic warfare, avionics systems and optics sales. Turning to Slide 10. Harris and L3 both share a common operational philosophy to drive margin expansion. Harris' Business Excellence program initiated over 5 years ago is a robust and mature program that is deeply embedded within the organization while L3's corporate-wide, year-old L365 program has good early momentum. Our shared operational vision will help us reduce complexity, stay focused on continuous process improvement and ultimately strengthen program execution so that we can serve our customers more effectively, efficiently and reliably. We will take a best-of-breed approach by selecting the best systems and processes from both companies to implement throughout the enterprise. Let me now turn it back to Bill to further discuss integration. William M. Brown Chairman, President & CEO So now turning to Slide 11. We've been discussing this opportunity for a couple of months and have done substantial analysis, giving us confidence that the combination will generate approximately $500 million gross cost synergies in year 3, which is about 1.8% of combined revenue. These savings are largely in line Copyright © 2018 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence 6

HARRIS CORPORATION M&A CALL | OCT 15, 2018 with what we achieved in a successful Exelis integration where we delivered savings that were not only higher, but earlier than initially planned. Roughly half of the savings in this merger will come from reducing direct and indirect spend and rationalizing the facility footprint, but the other half equally split between eliminating duplicate corporate and segment costs and functional efficiencies, overhead cost reduction and shared services. We expect to invest approximately $450 million in cash over the next 3 years to achieve these synergies. On Slide 12, you can see that the combined company has attractive financials and a strong balance sheet and we're committed to maintaining an investment-grade credit rating. Slide 13 highlights our strong pro forma free cash flow profile. One particularly attractive aspect of this merger is the ability to accelerate cash generation. The combination of organic growth, cost synergies, working capital reduction and capital spending efficiencies will drive free cash flow to $3 billion by year 3. Christopher E. Kubasik - CEO & President Turning to Slide 14, we believe this transaction benefits all stakeholders. We will be better positioned to serve our customers. We will improve affordability by leveraging our scale and becoming more efficient. And our government customers will benefit from the return of about $200 million in synergy savings per year. Harris and L3 both recognize that our employees are our most valuable asset and the merger will create greater growth opportunities for our employees as a part of a larger, more diversified global defense company. Finally, both sets of shareholders will benefit from an immediately cash-accretive transaction and be able to participate in the upside from the combination. Overall, this transformational merger combines 2 highly innovative companies that benefit our customers, our shareholders and our employees. And with that, I would like to ask Maria to open the line for questions. Copyright © 2018 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence 7

HARRIS CORPORATION M&A CALL | OCT 15, 2018 Question and Answer Operator [Operator Instructions] Our first question comes from the line of Seth Seifman of JPMorgan. Seth Michael Seifman JP Morgan Chase & Co, Research Division Congratulations. I just wanted to start by asking a little bit about growth. On one of the slides, you talked about, about $0.5 billion of the incremental cash flow coming from organic growth, and so we think 20% tax rate and maybe 15% to 20% drop through. That looks like if 2022 is the third full year, then maybe we're talking about kind of mid-single-digit top line. And I'm wondering if -- is that the right way to think about it? And if so, given what we know, the outlays are going to be growing based on budgets and the revenue synergies that you might hope to capture from the deal, is that maybe a little bit conservative at this point? William M. Brown Chairman, President & CEO I think it's realistic based on what we see today, Seth. The organic growth profile of the combined company will not look different at the start from what we're doing individually, what we've guided to individually. Of course, as you pointed out, over time, we do expect revenue synergies to pop in. We don't see that in the next 1 or 2 years, but certainly over the 3-year period will start to flow in. We're not quantifying that today. But I think your math is broadly right. When we sit there and look at $2 billion of free cash generation in calendar '18 plus the after-tax cost synergies and when you lay in organic growth plus opportunities on working capital performance and any capital efficiencies, together, we're over $400 million of capital spending. We expect to be able to trim that a little bit. Working capital is going to be an important lever. We're at 46 days, the combined companies around 74. Each day is worth about $35 million. So we see -- we both see opportunities to bring working capital performance better and we do think the $3 billion target 3 years out is achievable. Seth Michael Seifman JP Morgan Chase & Co, Research Division Great, great. And then maybe, Bill, just as a quick follow-up, I know you've said in the past that you're more interested in doing bigger deals and you're certainly didn't disappoint here. I guess, when you look at the challenges of what you and Chris are planning to do here versus what happened with Exelis, which was a smaller and maybe more integrated company at the time that you bought it, can you talk about some of the challenges here and how you're anticipating them? William M. Brown Chairman, President & CEO Well, Seth, I mean, your point is right. It's a much bigger combination than us buying Exelis. But fortunately, both Chris and I, staying on top of this, leading the company, sharing the responsibilities, it's going to be an enormous task over the next 3 years. Chris as Chief Operating Officer and President will keep an eye on the segments and making sure we execute against our customer priorities, keep growing the business in what is now a growing market. And then, together, we'll share integration and make sure we catch -- we capture the best of the best from both organizations. And any size -- any transaction of this size, both integrating the company will be a challenge, but also making sure that we keep our head down and all the teams keep their head down executing against what our customers expect of us. So I think with Chris and I staying at the top of the company, investors should be reassured that we know exactly what to do here. Christopher E. Kubasik - CEO & President Copyright © 2018 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence 8

HARRIS CORPORATION M&A CALL | OCT 15, 2018 Seth, I'll just chime in. The exciting part of this, from my perspective and Bill and I have talked about it is this merger really does create greater benefits and growth opportunities than either company could have done on their own. And these are 2 strong companies. You saw the quarterly results. We're both on an upswing. I think it's a unique and exciting time to put this merger together. Operator Our next question comes from the line of Carter Copeland of Melius Research. Carter Copeland Melius Research LLC Congratulations. Two questions. One, just more of a clarification on the synergies. Are the synergy targets you outlined all exclusive of the cost reduction estimates and things you talked about on the L3 side? I guess, that question is for Ralph. And then for whoever wants to answer it, just a question about how you envision the org structure, at least sort of philosophically. I mean, the way these 2 companies are put together is a bit different. They're both, I guess, somewhat entrepreneurial in their own ways, but in terms of number of segments and operating structure, they have a different look and feel. And so I wondered if you might just share your vision about how you think about putting those two together? Christopher E. Kubasik - CEO & President Yes, Carter. Thanks for the 2 questions. I'll take the first one, it's an easy one, the answer is yes relative to the synergy numbers we've laid out here with the team. Relative to how we're going to organize, Bill and I have spent a lot of time talking about that. I'll turn it over to him to give you some of the initial thoughts. William M. Brown Chairman, President & CEO So we have 6 segments today between the two of us. Obviously, it'll go down to a smaller number than that. It'll be maybe 4, it could be 3. It's in that sort of range. Chris it and I will talk about that over the course of the next couple of months as you realign the pieces and the businesses underneath that. But at a high level, the way I see what we have done, we've focused on operational excellence, process simplification, complexity reduction. All of the things that I think , cash flow generation, all the things that I think has improved our performance over time, and this is what Chris has laid out over the last year as a strategy at the L3, so frankly we're both on the same page on how to run a business culturally. I think it runs deep in the organizations. We have to make sure we maintain that entrepreneurial spirit in driving growth, but at the same time get the leverage of the broader enterprise that we happen to be running today. So we'll announce over the course of the next several months what the structure is going to be as we talk through those dimensions. But just to be clear, your first comment -- first question on savings, we've been, I think, very careful to exclude from the $500 million any of the savings opportunities that L3 or Harris would have done individually. Operator Our next question comes from Jon Raviv of Citi. Jonathan Phaff Raviv Citigroup Inc, Research Division Question on the pro forma cash deployment. I think you mentioned that you might spend up to $2 billion of excess cash on purchases. But why would you not spend that? Is there room to add more? I think, Bill, you also mentioned some portfolio-shaping optionality down the road. So maybe more perspective on or more color on that would be much appreciated. William M. Brown Chairman, President & CEO I think we're limited in owning up to $2 billion to maintain a tax-free nature of this merger. I think that's really what's limiting that, Jon. So we'll say more, but we can only do up to $2 billion. And you're right, Copyright © 2018 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence 9

HARRIS CORPORATION M&A CALL | OCT 15, 2018 there's going to be some optionality for portfolio shaping. We'll figure that out over the next couple of years and decide what we do that'll generate additional cash for deployment. But importantly, we're going to maintain a consistent dividend policy to what we both have experience in the last several years, 30% to 35% of payout ratio, which I think is going to be attractive to investors, both from a dividend as well as a share buyback perspective. Christopher E. Kubasik - CEO & President And just to emphasize, for the first 3 years, the #2 -- the top 2 goals are, number one, to execute on our existing commitments and grow the business organically and then focus on the integration. So the free cash flow will be spent. I think we have about $450 million as the cost to integrate this new entity. As Bill said, we'll be shareholder-friendly and obviously we wouldn't expect a lot of acquisitions in those first couple of years as we focus on the integration. So the excess cash will go as we've discussed. Operator Our next question comes from the line of Sheila Kahyaoglu of Jefferies. Sheila Karin Kahyaoglu Jefferies LLC, Research Division Congratulations on the transaction. I guess, Harris as a defense business with the communication segment, that generates 30% operating margins. Are there opportunities with that commercial model to drive margin expansion across the combined platforms? And if so, what domains do you think it's most applicable in? William M. Brown Chairman, President & CEO It's a good question, Sheila. At this point, as we combine our companies, we're going to see operating margin expansion simply because we were anticipating it and guiding investors to that operating margin growth over the next several years as well as L3 have been very clear about a margin expansion journey. And when you combine the companies, we'll see those opportunities plus the acceleration associated with the cost synergies, so another 180 to 200 basis points of margin expansion coming from the after-tax -- from the cost synergies that aren't given back to our customers. So we do see growth from that. The ability to transfer that commercial model that gives the sort of lifeblood, what we do in the tactical radio business, yes, there's an opportunity here. We'll explore that more over the coming months as Chris and I really talk through how we want to run the organization. But yes, that could be an opportunity as well, Sheila. Sheila Karin Kahyaoglu Jefferies LLC, Research Division Right. And then, Chris, maybe just one quick one for you. In terms of the $500 million of gross synergies, how much of that is L3 stand-alone? Or how do we think about that? Christopher E. Kubasik - CEO & President Yes, I think the way to think about this is both Bill and I already had cost synergies built into our companies individually, cost savings. So the $500 million is over and above that. As we go through it, majority of this, as Bill said, is going to be based on supply chain savings and rationalizing the footprint. So in the months ahead, we're going to sit down and identify the specific targets. As of now, I would say it's probably pretty equally distributed between the two of us. But more to come in the months ahead. Operator Our next question comes from the line of Ron Epstein of Bank of America. Ronald Jay Epstein BofA Merrill Lynch, Research Division Copyright © 2018 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence 10

HARRIS CORPORATION M&A CALL | OCT 15, 2018 So just had a couple of questions for you. The genesis of this deal, I mean, can you just walk through a little bit maybe who approached who, how it came about? That's one more question. Second question is how do you expect your competitors to react to this? And then third, how much overlap is there? My sense is not a heck of a lot, but I just want to confirm that. William M. Brown Chairman, President & CEO Certainly in the last, I think I'll confirm your third point, which is not a lot overlap. We were very careful in how we did our review. And when we talk about complementary portfolio, we really do mean that, it's complementary. There's very, very little overlap between our 2 companies as you see what we're laying out today. On the first look, Chris and I have known each other for several years and we have had an ongoing relationship. We know L3. L3 knows Harris. We play in the same spaces. We're not competing, but we play in the same spaces, a lot of C4ISR capabilities. He and I have been speaking about an opportunity to partner more together to capture more market opportunities since the beginning of the calendar year. That evolved into more of a conversation around do we want to combine our companies to fully exploit the cost opportunities and growth opportunities ahead of us and it accelerated through the summer to lead to what we happen to be today. So it really was developed over the last 8 to 10 months. And will you say a word, Chris, a word on the... Christopher E. Kubasik - CEO & President Yes, and just to add to that thought, I think, Ron, most people have always believed for a long time that this combination made sense and Bill and I just worked hard to make it happen. So I don't think the fact we're getting together should be a surprise, maybe the timing is, but we both pride ourselves on being rather agile and innovative and I think people will be impressed how quickly we're able to pull this off and not have anything leak. So we're quite proud of that. Relative to our competitors, it's a unique industry. We like to call ourselves competimates, sometimes we team and sometimes we compete. As you would expect, Bill and I over the weekend, reached out to customers in Congress and industry partners, and everybody was appreciative of the heads up and seem to be supportive. So I think it's going to be an exciting transformational deal and don't expect any significant issues in making this a success. Operator Our next question comes from the line of Robert Stallard of Vertical Research. Robert Alan Stallard Vertical Research Partners, LLC Couple of quick ones for me. First of all, to follow up on Ron's question really on the overlap and the customer interaction, there would appear to be some overlap maybe in areas like night vision. I was wondering what the customer might have said about that? And then I'll follow up with my second one. William M. Brown Chairman, President & CEO Look, it's too soon to say, really. At the end of the day, even if there's an overlap in a small piece like that, it's a fraction of what we do together at $16 billion. So it's premature to really talk about that. We do believe our businesses are complementary and we'll go through a normal regulatory process as Chris just mentioned. Our customers in the Pentagon just heard about this potential transaction over the past weekend and they'll go through the normal process as they normally would do and evaluate and we'll have conversations with them, but I don't expect any issue in consummating this transaction from any particular overlaps. Robert Alan Stallard Vertical Research Partners, LLC Okay. And then a second question, perhaps a more broad question. What really is -- makes you driven to do this? I mean, is there something out there that would have made your continued independent lives Copyright © 2018 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence 11

HARRIS CORPORATION M&A CALL | OCT 15, 2018 more difficult than perhaps to be appreciated? Was it just as a synergy cost energy savings you could get that really drives this deal? William M. Brown Chairman, President & CEO Well, let me start and then maybe Chris can jump in. Look, he was very careful in saying that we were both performing exceptionally well and you can see that in both of our results in the latest quarter, over the last year. We're in a great trajectory. We're executing well. The businesses are performing well. So there's not a need because one is not performing well to put our companies together. We're doing this because it creates more value for all stakeholders, including our shareholders, our customers, our employees. When I sit back, I look at the power that this enterprise will create, this combination creates. Domain like C4ISR, it is incredible. You look at Harris' expertise in communication, in waveforms with L3 and SATCOM and data links, waveform capabilities, optical comps, the ISR platforms, there's really no other company that can match us in terms of the broad capabilities across C4ISR. Our positions in electronic warfare really makes us, the combined company, a much stronger competitor in spectrum warfare, network battlefield. Chris walked through our strengths across all the domains when it does strengthen us in each of the domains. But importantly, this is the first time this company will be able to span across all of domains together, which is very important and very unique. Chris? Christopher E. Kubasik - CEO & President Yes, as Bill and I spent time together, I looked at it really from a leadership position and I think we're complementary leaders. When I look at what Bill has done at Harris and the integration and the success they've had with Exelis, my experience with the defense industry and international, I think there's just perfect synergy between the two of us, but more importantly, I think is really each company had a common culture, a drive for continuous improvement and he and I are perfectly aligned on how we want to operate this company. We were operating ours individually. So together, I think there's just great opportunities. And as we sat down and thought about each stakeholder, the customers absolutely want rapid end-to-end solutions that are aligned with the national defense strategy. We've both done that individually. I think we can do more for our customers combined. I think the shareholders in an MOE, both sets of shareholders benefit. MOEs are rare birds, so to speak, and I think we've done a great job pulling this together to benefit them. And again, the employees, especially in the technical engineering and the cleared world are going to have great opportunities for career development. So it just made sense from every single angle we looked at. And again, I think complementary is the keyword from portfolio, to leadership, to culture and that's why this will be successful. Operator Our next question comes from the line of David Strauss of Barclays. David Egon Strauss Barclays Bank PLC, Research Division Congratulations. Maybe as a follow-up on that question. Any sort of -- you laid out the case on how the portfolios fit together, but any sort of quantification of the combined portfolio? How much is complementary versus percentage that's going to be a little bit tougher to fit together? And then from a revenue synergies standpoint, Bill, I think you said not much in the first 2 years, but where do you see the biggest opportunity from a revenue synergies standpoint? Is it C4 or EW, kind of your thoughts there? William M. Brown Chairman, President & CEO Well, I think most of the portfolios across is very complementary. There's very little overlap. There are some pieces that L3 is in that's sort of a little bit more distant, it's in the pilot training, but there's a tie-in to what we're doing in general aviation, commercial aviation and we'll sort of look at how they fit together over time. But when I think about the revenue opportunities here, we're not prepared to quantify where they happen to be and this is something that the teams will develop a perspective on over the coming months. Keep in mind, this has been held very, very closely. Not a lot of folks in this segment. So the Copyright © 2018 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence 12

HARRIS CORPORATION M&A CALL | OCT 15, 2018 people with technical depth haven't been deeply involved. But as they started to over the last couple of weeks, there's going to be a lot of opportunities that we're seeing to get better content on platforms, leverage our common technologies, broaden our base internationally, pull through components onto platforms that Chris is on. So there's going to be a lot of opportunities that we're going to explore and ferret out over time. When I look back at when we closed on Exelis, we're at the same place where we weren't able to articulate a lot of deep revenue synergies. But when you think about what's happened over time in terms of our position in things like electronic warfare, what we're able to do in the space domain, what we're able to doing in avionics, a lot of opportunities came through additional investment, focus and bringing a lot of people that are really smart together to think about how we can create value and I'm sure that's the same thing will happen here. Christopher E. Kubasik - CEO & President Yes, I would agree, David. When we look at this, I mean, ISR, secure comms, electronic warfare, space kind of pop out as maybe the top 4 areas. We have some world-class skills in the aircraft integration and some experience that goes back decades. Now I think we'll be unique and able to help the 2 companies realize some revenue synergies. We have flight test capabilities that Harris does not have. We have multispectral test facilities. Between the two of us, we have some unique labs that will allow us to do some testing and operational analysis. So it's quite exciting. And I agree with Bill, in the months and years ahead, we're going to be able to identify these revenue synergies and be able to take advantage of them. David Egon Strauss Barclays Bank PLC, Research Division As a follow-up question, the $450 million cash spend that generate the saving -- synergy savings, cost energy savings, can you talk about the timing of those? And then let me also throw out initial thoughts on levels of intangible amortization and what this combination do from a retention perspective? William M. Brown Chairman, President & CEO Yes, on the $450 million, some of it's going to be front end loaded, probably 60% or so in the first year and that'll tail off of that beyond there. In terms of amortization, the intangibles, it's just over $5 billion, I think over $5.4 billion, so maybe $550 million in the first year, it'll start to slide down a little bit over the first couple of years. But there's still a lot of work that has to be done to really quantify that, but that's our ingoing assumption at the moment. With the cash costs and the roll-down of the cash costs in the first couple of years, in terms of the $500 million in gross savings, we do see it's fairly level across the first couple of years. The first year, we'll see a lot of what you notice in corporate and segment consolidation will be year 1 and the savings on indirect/direct spend and facilities, facilities will take some time, but the indirect spend, which are probably in the $80 million, $90 million range will happen mostly in the first year. So we'll also see some savings coming in the first year to offset some of the cash restructuring costs. Operator Our next question comes from the line of Cai Von Rumohr of Cowen and Company. Cai Von Rumohr Cowen and Company, LLC, Research Division Yes. Go ahead, Gautam. Gautam J. Khanna Cowen and Company, LLC, Research Division Yes, it's Cai and Gautam. We have -- we're each going to ask a question on this. First, congratulations. Bill, I was wondering if you could talk about any possible dis-synergies to consider? You mentioned very little market concentration, but could you maybe explore that topic a little bit deeper for us, where there might be and if there's any other things that you're looking at that could be more challenging? William M. Brown Copyright © 2018 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence 13

HARRIS CORPORATION M&A CALL | OCT 15, 2018 Chairman, President & CEO Look, I think in terms of the synergies, I think there's going to be very little, Gautam, to be honest with you. There's negligible overlap of the businesses. We don't really often compete head-to-head going to the market, and a combined $16 billion, it's very, very small. There's less than $100 million of sales between us. So there's not a margin-on-margin or profit-on-profit loss. So we don't really see that as an issue either. There's going to be some puts and takes on benefits and costs of that nature, but I think that's already considered in $0.5 billion in savings. So I really don't see a lot of dis-synergies in the transaction. Cai Von Rumohr Cowen and Company, LLC, Research Division As a quick follow-up, Bill. You guys are the leaders in enhanced night vision goggles and you both are direct competitors. So what do you think it's going to have to happen there? And then while you don't have much overlap, are there any areas where you're direct competitors, say, in data links or SATCOM? William M. Brown Chairman, President & CEO Data links and SATCOM are very competitive space and we both have some positions there, but they're not necessarily completely competitive. There's -- a lot of it is complementary. And on night vision, look, I think we both play in that space. I think Chris' business has a much more substantial position in night vision and we have -- we bought our business that came with Exelis. But again, I don't want to front run the process that the Pentagon and the DOJ, FTC is going to run through here in terms of assessing this. But again, it's not -- we don't really see that as a significant concern in terms of the overall scope and magnitude of the combined business. Operator Our next question comes from the line of Robert Spingarn of Crédit Suisse. Robert Michael Spingarn Crédit Suisse AG, Research Division Congrats. Bill, you just spoke a couple of questions ago about the -- a little bit about the pacing the $500 million in cost synergies. But I was hoping you could delve a little bit deeper there, sort of those opening synergies, on the headquarters-type work and so forth. How do we think about year 1, 2 and 3 leading up to that $500 million? William M. Brown Chairman, President & CEO Yes, maybe just a little bit more color. The piece of the corporate segment consolidation, that's about 25%. That's largely going to be front end loaded because we're going to have to move quickly on what we do [indiscernible] with -- we're going to have to do something. That wasn't our dog here, by the way. Robert Michael Spingarn Crédit Suisse AG, Research Division That was just part of the team. They're very enthusiastic. William M. Brown Chairman, President & CEO Super. And obviously, Chris and I will work together over the coming months, so that day 1 we have an organizational model with people in place. People will know where the jobs are, that we execute straightaway on day 1. So that piece of corporate segment is going to be more front end loaded. Of the supply chain and footprint rationalization, there are several pieces in that. On the supply chain side is direct as well as indirect. I think the indirect part is going to happen relatively quickly as we saw with Exelis. We've got bead on that. We know where it's going to come from, that's probably in the $80 million to $90 million range. The direct side and subcontractor spend will take some time because sometimes Copyright © 2018 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence 14

HARRIS CORPORATION M&A CALL | OCT 15, 2018 that's requalifying suppliers. There may be a piece of it that's simply equalizing on a price, but generally it should take a little bit more time. The piece of that, that's going to be facility rationalization will take time. That could be over the course of the 3 years. When I sit back and I look at, and this is all in the K, the combined company, we've got 28 million square feet of space. We're about 417 locations, over $400 million of occupancy cost. With Exelis, we got about 15% out. This was approximately 10%. But again, that's going to take some time and investment and work to do it, to do it very, very well. So broad numbers, you'll see something like $200 million in year 1 and the balance will happen in year 2 and year 3. Christopher E. Kubasik - CEO & President So Rob, we're going to put together a joint integration team obviously, as soon as allowed, and Bill and I are going to co-chair that integration team and make sure we get the best of the best. I think from a process policy system place, there's a lot to choose from and we're quite excited about it. We talk internally about moving to a shared service model, which Ralph and I were heading towards. Clearly, in that example, Harris already has such a function. So that will save us the investment in time and just immediately latch onto what they already have as an example. I think it's exciting. I think there's a lot of opportunities. It's a big number, but we're committed to get it. Robert Michael Spingarn Crédit Suisse AG, Research Division Okay. And just a quick one on the regulatory side. Is there enough China exposure, perhaps at L3 on the aviation side, I imagine, to trigger the threshold for regulatory review there? Christopher E. Kubasik - CEO & President Yes, as it looks right now, it doesn't appear that we'll need to file in China. So we'll work through this with the outside advisers, but the first pass would be no to that question. Operator Our next question comes from the line of Peter Arment of Baird. Peter J. Arment Robert W. Baird & Co. Incorporated, Research Division Congratulations, Bill and Chris. Just on -- yes, just quickly, I guess, to follow up on the regulatory comment because you answered a lot of questions here this morning. Just the normal process. Bill, you mentioned regarding the reviews, just maybe how you guys arrived in terms of the time line. Or when do you expect, I guess, ultimately to see the final approvals? You said mid-2019, but just trying to pin it down a little further. William M. Brown Chairman, President & CEO Yes, it's hard to pin it down much further than that. It's going to take us a few months to put together the S-4, maybe 6 weeks. We have to do some recast of financials. We have a shareholders meeting early next year with our expectation could be in the January-February time frame, again depending upon how quickly to the S-4 out. And then we're going to get on right away with the outside attorneys in putting together paperwork to file for HSR approval here in the U.S. and they'll go through their process. I think given the magnitude of the transaction and the pieces that we have, I think we ought to anticipate a second request. Will it happen? I don't know. We did with Exelis. It was on a very, very narrow issue. It took some time for that to get resolved, but it was, at the end of day, inconsequential. But I think just to be safe, we believe it'll be mid-calendar '19. We don't expect it to go beyond that. There'll be filings in the EU as well. As Chris said, nothing in China. Depending on Brexit, it could be U.K. They'll work through all of these different filings over the coming months, but that's why we said the expected closing period by mid-calendar '19. Operator Copyright © 2018 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence 15

HARRIS CORPORATION M&A CALL | OCT 15, 2018 Our final question for today will come from the line of Noah Poponak of Goldman Sachs. Noah Poponak Goldman Sachs Group Inc., Research Division What year are you considering to be year 3 in the financials discussion? William M. Brown Chairman, President & CEO We expect to close in the middle of '19, so it'll be 3 years after the middle of '19. So it'll be around -- could be the end of the calendar '21 or by the early part of 2022. Noah Poponak Goldman Sachs Group Inc., Research Division Okay. So we could be talking full year 2021? William M. Brown Chairman, President & CEO Yes. Noah Poponak Goldman Sachs Group Inc., Research Division Okay. And what kind of profit margins for the combined entity are you contemplating in the combined $3 billion of free cash flow? William M. Brown Chairman, President & CEO Let me -- yes, Rahul, what's the -- Rahul Ghai Senior VP & CFO So right now, I think the combined margins are between Harris -- this is Rahul, Noah, combined margins around 14-ish percent. So I think it'll get close to about -- add a couple of points as we kind of -- mid- teens, to 15% to 16%. William M. Brown Chairman, President & CEO Yes. Noah Poponak Goldman Sachs Group Inc., Research Division Okay. Yes, I mean, the genesis of that question, I guess, the combined being 14.5%, the synergies alone -- net synergies alone had a couple of hundred basis points. So I guess, I'm sort of staring at the combined company margins and wondering how close you think you can get back to the -- not back, but on a combined basis, to what the legacy stand-alone Harris margin is if you add the synergies on and then there's operating efficiency improvements as well? William M. Brown Chairman, President & CEO Yes, it's going to take some time to get back up to like 19%, 19.5%, but it's probably in the 16%, 16.5% range over the next couple of years. Christopher E. Kubasik - CEO & President Copyright © 2018 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence 16

HARRIS CORPORATION M&A CALL | OCT 15, 2018 Yes, that's all excluding intangibles, obviously. So that's the goal. Noah Poponak Goldman Sachs Group Inc., Research Division Okay. And then just, I guess, just one more question related to that multiyear view is, I guess, I was a little confused by the discussion of mid-single-digit organic growth. Maybe you can put a little more detail on that just because both companies as stand-alones already have existing financial guidance for different versions of closer to upper single-digit organic growth on a more than one-year basis, the bookings have been particularly strong for each company on a stand-alone basis and you're talking about revenue synergies on top of all that. Am I missing something? And are you talking about a longer time frame? Or what am I missing and not understanding mid-single-digit organic revenue growth? William M. Brown Chairman, President & CEO So we came off a very good quarter here recently and we're both around 9% to 10% organic growth, which was quite strong. Harris has been guiding to mid- to high single digits over the medium term and Chris can talk about where their guidance happens to be. So when we put the companies together, it'll be in that range. And then, yes, you're right. There'll be some revenue opportunities that would be incrementally higher than that, not something we're prepared to talk about today, Noah, in terms of how much more incremental growth beyond the pro forma, but there's going to be some additional opportunities. Christopher E. Kubasik - CEO & President Yes, and we've talked about 5% as kind of our target over the next few years. So I think we're all kind of in the same range here. So 2021, 2022 is a ways off. We'll be working on this right away and we'll keep you abreast as we get more into this. But as you can tell, it's pretty exciting opportunity. I think there's a lot of upside on the revenues, the cost and the margins and that's what we're committed to deliver on. William M. Brown Chairman, President & CEO Was that the last question? So well, thank you very much, everybody, for joining us on such short notice. We're very excited about this transformational merger of equals. We are coming off of a very strong quarter, both L3 and Harris, and now Chris and I are going to get back to work. So thank you very much for joining us on a Monday morning. Thank you, everybody. Christopher E. Kubasik - CEO & President Thank you. Operator Thank you, ladies and gentlemen. This does conclude today's conference call. You may now disconnect. Copyright © 2018 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved. spglobal.com/marketintelligence 17

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Important Additional Information and Where to Find It This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris” and together with L3, the “parties”), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the “merger agreement”), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris, as well as other relevant documents regarding the proposed transaction. The parties also will make the joint proxy statement/prospectus available to their respective stockholders. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC’s website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com. Participants in Solicitation Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties’ respective stockholders in respect of the proposed transaction under the rules of the SEC. Information regarding Harris’ directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3’s directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph. Forward-Looking Statements Statements in this communication that are not historical facts are forward-looking statements that reflect Harris’ and L3’s respective management’s current expectations, assumptions and estimates of future performance and economic conditions; words such as “may,” “will,” “should,” “likely,” “projects,” “guidance,” “expects,” “anticipates,” “intends,” “plans,”

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